BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs to its shareholders and the market in general that, it executed, on the date hereof, with SATS Food Services PTE Ltd., a Sale and Purchase Agreement providing for the terms and conditions for the sale of 49% of the shares held by BRF in SATS BRF Food PTE Ltd., engaged in the activities of food processing and distribution in Singapore and the region.

The transaction was concluded on the same date by means of the payment to BRF of the amount of SD$ 17,000,000.00 (seventeen million Singaporean Dollars), equivalent to approximately R$51,000,000.00 (fifty one million Brazilian reais), including the execution of a new contract regarding distribution and licensing of brands owned by BRF.

This transaction is part of the Financial and Operational Restructuring Plan, announced by the Company in the Material Fact on June 29, 2018, whose main objective is to accelerate the Company’s financial deleveraging process and focus on its core markets, being these the Brazilian, the Halal and the Asian markets.

The Company will keep its shareholders and the general market duly informed about any material events regarding the transaction hereby mentioned.

São Paulo, September 5, 2019.

Lorival Nogueira Luz Jr.

Global CEO,

Chief Financial and Investor Relations Officer (Interim)